July 20, 2010
BY EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561
Attention: Mr. H. Christopher Owings
                  Assistant Director
Re:	Fair Isaac Corporation Form 10-K for Fiscal Year Ended September 30, 2009 Filed November 24, 2009
Ladies and Gentlemen:
     On behalf of Fair Isaac Corporation (“FICO” or the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Owings’ letter dated July 7, 2010.
     If appropriate, it is our understanding that we will need to consider these comments, and incorporate appropriate disclosure, in our future reports on Forms 10-Q and 10-K. For convenience, the Staff’s comment is set forth below, followed by Fair Isaac’s response.
     Fair Isaac hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Fair Isaac may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To assist the staff in reviewing this letter, we will separately deliver to Mr. Owings and Mr. Anderegg, by overnight mail, a copy of this letter.
Form 10-K for Fiscal Year Ended September 30, 2009
Management’s Discussion and Analysis, page 30

Overview, page 30
2.	We note your response to comment two in our letter dated April 29, 2010. You state in your response that you believe disclosing the bookings yield and the weighted-average-term of your bookings is less meaningful to investors when expressed in a year-to-date presentation because these bookings represent estimates made at a point in time, and differences develop over time between these estimates and your actual results. If you believe that the difference between the estimated bookings amounts disclosed and actual results is large enough that estimated bookings information is not relevant beyond the quarter in which the contracts are signed, it would be unclear to us why you believe it is appropriate to discuss your bookings information at all in your filings or your quarterly earnings calls. Alternatively, if you believe that the bookings estimates are solid enough to be meaningful to disclose to your investors and analysts, based on the concerns expressed in your response, it appears to us that it would be even more important for investors to receive periodic updated information, adjusting your initial estimates to reflect the actual results. Therefore, it is unclear to us why you believe that disclosing the aggregate dollar value of bookings remaining that are expected to result in future revenue (as well as the weighted-average-term of such bookings) or the aggregate bookings amounts to be recognized into revenue over the next 12 months would not result in meaningful information used by investors to predict future revenue. To help us better understand the appropriateness and usefulness of disclosures related to your bookings, please address the following:
•	Please explain in more detail why you believe that current quarter bookings information is relevant and meaningful to investors and analysts, yet updating these initial estimates to reflect actual results by providing disclosures similar to backlog disclosures would not result in meaningful information used by investors and analysts to predict future revenue.

•	Tell us whether you track bookings information, in total or by contract, to determine when or if the estimated revenue is actually recognized. Specifically, tell us whether you compare your initial bookings estimates to actual revenues subsequently achieved. If not, please explain in more detail the basis for your belief that bookings is an indicator of your business performance and an important indicator of future revenues, as it would be unclear how this belief had been substantiated.

•	We also note that the weighted-average-term of your quarterly bookings varies from quarter to quarter, which appears to suggest that while the dollar amount of quarterly bookings may increase in a particular quarter, in some cases the estimated future monthly revenues attributable to that quarter’s bookings may actually decrease. In such instances, we believe that it would be important to investors for you to highlight that because the weighted-average-term increased significantly, that quarter’s bookings will result in lower estimated revenues on a monthly or annual basis when compared to previous quarters’ bookings. This would also apply if the weighted-average-term of your quarterly bookings decreased significantly, resulting in higher estimated revenues on a monthly or annual basis when compared to previous quarter’s bookings. Please confirm that you will provide such disclosures when applicable.

•	Given your statement that many of your contracts have fixed noncancelable terms, please tell us why you are not providing backlog disclosure for these contracts as contemplated by Item 101(c)(1)(viii) of Regulation S-K. If you do not believe that these disclosures are applicable to you, explain your position in detail. Alternatively, confirm to us that you will disclose the dollar amount, the portion reasonably expected to be recognized into revenue over the next 12 months, and the weighted-average-term of your fixed noncancelable contracts in future Forms 10-Q and 10-K, and that you will incorporate this information into your analysis of results of operations.
     We believe current quarter bookings information is relevant because it provides useful trend information regarding changes in estimated volume of our new business over time. Since approximately 75% of our revenues are derived from recurring arrangements with transactional or unit-based pricing, current quarter bookings provide insight into the remaining portion of our revenues. In periods subsequent to our initial bookings estimates, we update for actual revenues and incorporate any new information into our estimates for use in our internal revenue forecast. These internal forecasts may be included in guidance information that we release publicly. We currently do not provide revenue guidance.
     Each quarter we calculate bookings for all individual contracts that are signed. Subsequently, as revenue is recognized, we track actual results at the contract level. Because there are numerous factors that can cause actual results to differ from our initial estimates such as volume levels, contract amendments and contract terminations, we do not track actual results in comparison to our original estimates. Our revenue forecast includes the most current information rather than our original bookings estimates.
     Although many of our contracts contain fixed noncancelable terms, we also disclose that some of our contracts are terminable by the client on a short notice, and therefore we do not believe it is appropriate to characterize all of our bookings as backlog that will generate future revenue. In addition, since most of our revenues are transactional or unit-based in nature, they are dependent upon several variables, including volumes from our customers and volume-based tiered pricing. Actual volumes will vary due to macro-economic factors and individual customer performance, and any revenue estimate would be highly subjective and cannot be considered fixed or firm as required for a backlog disclosure. Therefore, we do not believe it is appropriate to disclose expected revenues that may be recognized over the next 12 months.

     In instances where the weighted-average-term of our bookings significantly impacts our estimated revenue, we will provide additional disclosure in future filings.
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If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 758-5221 or Michael Pung at (612) 758-5603. My fax number is (612) 758-5201.

Sincerely,
/s/ Thomas A. Bradley
Thomas A. Bradley
Executive Vice President and Chief Financial Officer

cc:	Dr. Mark N. Greene Mark R. Scadina W. Morgan Burns